SingTel

07020375

26 December 2006

SEC MAIL RECEIVED PROCESSING
JAN 16 2007
WASH. D.C. 186 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 18 December 2006 to 22 December 2006.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf
Legal Counsel

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Dec-2006 07:35:47
Announcement No.	00004

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media Release : Optus and Elders set to transform rural broadband with Broadband Connect bid
Description	
Attachments:	Optus.pdf Total size = **33K** (2048K size limit recommended)

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‘yes’ OPTUS

Elders

Media Release

19 December 2006

Optus and Elders set to transform rural broadband with Broadband Connect bid

Optus and Elders announced today they had formed a joint venture and lodged an application for funds under the Australian Government's 'Broadband Connect' Infrastructure program.

If the Government funds the proposal, the joint venture will offer improved telecommunications services to an addressable market of 2.7 million households and businesses in rural and regional Australia.

Paul O'Sullivan, Chief Executive of Optus, and Les Wozniczka, Chief Executive of Elders' parent company Futuris Corporation, said the Optus-Elders bid was a powerful and compelling proposal from two large, credible and experienced players.

The Optus-Elders joint venture proposes to build a fixed wireless broadband access network to several hundred locations around Australia, delivering broadband services to an addressable market of over two million household and businesses. Over 700,000 will be premises which today receive no sustainable broadband service – thus meeting a critical policy objective of the Broadband Connect program.

If the broadband wireless network is funded by Government, it will be supplemented by the installation of DSLAMs into selected Telstra exchanges in bands 2 and 3, delivering the latest ADSL2+ technology at speeds of up to 20 megabits per second, funded by joint venture partners.

The bid also seeks funding to build substantial trunk transmission capacity to overcome the competitive barrier long represented by the incumbent's backhaul charges.

"The Government has taken a bold and innovative approach with this funding program. Optus and Elders have vindicated that approach by lodging a bid which, if successful, will transform rural and regional Australia by delivering widely available, competitive, proven technology broadband services," Mr O'Sullivan said.

"Optus, a robust telecommunications company, and Elders, with its leading rural market presence and retail branch network, offer an unequalled service proposition to rural and regional Australians."

Les Wozniczka said, "We are delighted to work with Optus to give rural and regional Australians better access to telecommunications services.

"Telecommunications is a critical need for our customers, but it is an area which has been underserviced. The Optus-Elders joint venture can address this in the same way that the Elders Rural Bank brought local banking service back to rural communities across Australia.

"We're very proud about what the Optus-Elders team have put together in our bid. The end result is that we are offering a comprehensive, technologically advanced solution that is backed by our strong service commitment and rural presence with over 400 Elders stores," Mr Wozniczka said.

In September 2006 Elders successfully launched its own range of broadband services and has started to offer these through its branch network to customers across rural and regional Australia.

Mr Wozniczka said a feature of the bid was the extensive new infrastructure that would be added under the proposal through leveraging Optus' existing network and concentrating Broadband Connect funding on taking service to new areas.

Further information, including specific locations where service will be provided, will be released if negotiations with Government are satisfactorily concluded.

Note to Editor
*The Optus-Elders Memorandum of Understanding was announced in August 2006, for the provisioning of next generation broadband services. The joint venture is conditional upon receiving funding from the Broadband Connect program and all relevant company and regulatory approvals.

Optus Networks Pty Limited ("Optus") and Elders Telecommunications Infrastructure Pty Limited ("Elders") have incorporated a subsidiary, OPEL Networks Pty Limited. Each of them holds one (1) share of A$1.00 each in the Company.

About Optus
Optus is an Australian leader in integrated communications - serving more than six million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, internet and satellite services and subscription television.

About Elders
Elders is a wholly owned subsidiary of Futuris Corporation and Australia's leading rural service provider. From a network of 400 locations, including 280 rural branches, Elders delivers a multi-product service offering including sale and supply of farm inputs, agency services in wool, livestock and real estate, supply chain management, sale and marketing of meat, livestock and grain and financial services including banking (Elders Rural Bank), insurance (Elders Insurance), wealth management and telecommunications services.

Optus
Media contact:

Simone Bergholcs
Optus Corporate Affairs
+61 2 9342 7846

Futuris/Elders
Media contact:

Elizabeth Tobler
Elders Communication Manager
+61 8 8425 4716

Investor contact:
Don Murchland
Corporate and Investor Relations Manager
0439 300 932

From: Lim Li Ching
Sent: Tuesday, December 19, 2006 7:36 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; 060818-Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, December 19, 2006 7:35:47 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX *Corporate* Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

An)ncement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00004
Submission Date & Time :: 19-Dec-2006 07:34:58
Broadcast Date & Time :: 19-Dec-2006 07:35:47
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

)

Zairani Bte Ahmed

From: ASX.Online@asx.com.au
Sent: Tuesday, December 19, 2006 7:44 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 409798.pdf

409798.pdf (33 KB)

ASX confirms the release to the market of Doc ID: 409798 as follows:
Release Time: 19-Dec-2006 10:43:52
ASX Code: SGT
File Name: 409798.pdf
Your Announcement Title: Media Release - Optus and Elders set to transform rural

ASX

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FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 19/12/2006

TIME: 10:43:56

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Rel: Optus & Elders set to transform rural broadband

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